

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

David B. Williams
Co-Chief Executive Officer
Williams Rowland Acquisition Corp.
450 Post Road East
Westport, CT 06880

> **Re: Williams Rowland Acquisition Corp.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed July 12, 2021**
> **File No. 333-257396**

Dear Mr. Williams:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2021 letter.

Amendment No. 1 to Registration Statement of Form S-1 Filed July 12, 2021

General

1. We note that three anchor investors have each expressed an interest to purchase up to 9.9% of the units being sold in this offering, and have purchased (or will purchase) 125,000 founder shares from your sponsor. Accordingly, please address the following:

   - Disclose on the cover page the aggregate percentage of the units that the anchor investors may purchase in this offering.
   - Disclose the per share purchase price of the anchor investors' 375,000 founder shares, and expand upon how the interests of the anchor investors may differ from other

       public stockholders with respect to a vote on an initial business combination.
- Revise to clarify the timing of the anchor investors' purchase of these founder shares. In this regard we note disclosures on pages 16, 116, and 118 that the anchor investors already "own" or have "purchased" such founder shares, which appears to conflict with disclosure on your cover page that such shares "will" be purchased.
- Revise to clarify how forfeiture of an anchor investors' founder shares will operate if an anchor investor does not purchase "the full 9.9% of the units it has expressed an interest in purchasing." In this regard we note disclosure on page 16 that "all" of an anchor investor's founder shares will be forfeited, which appears to conflict with section 3.1 of the Subscription Agreement with Anchor Investors filed as Ex. 10.9 indicating forfeiture would be proportional to the number of units actually purchased.
- Revise to address how the sale of any founder shares to anchor investors will impact (i) your sponsor's potential forfeiture of its already outstanding founders shares "so that our initial stockholders will maintain ownership of 20% of our common stock after this offering," as well as (ii) your plans to effect a stock dividend or other appropriate mechanism, if you increase or decrease the size of the offering, in order "to maintain the ownership of our initial stockholders at 20.0%" following this offering. In this regard, please explain how your sponsor and initial stockholders would own approximately 19.2% of your outstanding shares if the over-allotment option is exercised in full.

<u>Exhibit Index, page II-7</u>

2.   Please direct counsel to revise its opinion filed as Ex. 5.1 to opine on the legality of the Over-Allotment Units as well as to revise, consistent with the prospectus, the number of Over-Allotment Units that may be issued.

    You may contact Frank Knapp at (202) 551-3805 or Wilson Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or Maryse Mills-Apenteng at (202) 551-3457 with any other questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate & Construction

cc: Giovanni Caruso, Esq.